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                                                                    EXHIBIT 99.2

                       UNITED STATES BANKRUPTCY COURT
                     FOR THE WESTERN DISTRICT OF TEXAS
                            SAN ANTONIO DIVISION

In re:                                )
                                      )
50-OFF STORES, INC.,                  )        Case No. 96-54430-C through
a Delaware corporation;               )     Case No. 96-54433-K, respectively,
50-OFF MULTISTATE OPERATIONS, INC.,   )
a Nevada corporation;                 )        Jointly Administered under
50-OFF TEXAS STORES, L.P.,            )            Case No. 96-54430-C
a Texas limited partnership; and      )
50-OFF OPERATING COMPANY, INC.,       )                Chapter 11
a Nevada corporation,                 )
                                      )
          Debtors.                    )

             DECLARATION OF CHARLES J. FUHRMANN II IN SUPPORT OF
             (1) MOTION TO SHORTEN AND LIMIT NOTICE OF MOTION FOR
               LEAVE TO CONSOLIDATE CERTAIN STEPS TO BE TAKEN
              PURSUANT TO CONFIRMED PLAN OF REORGANIZATION; AND
              (2) MOTION FOR LEAVE TO CONSOLIDATE CERTAIN STEPS
          TO BE TAKEN PURSUANT TO CONFIRMED PLAN OF REORGANIZATION
          --------------------------------------------------------

     My name is Charles J. Fuhrmann II. I am over the age of 21. I have never been convicted of a felony or crime involving dishonesty. I have personal knowledge of the matters set forth herein. I obtained such knowledge in my capacity as the chief executive officer of the above-captioned debtors in their bankruptcy cases and as the President of LOT$OFF Corporation ("LOT$OFF"). In such capacities, I was heavily involved in the formulation, drafting and implementation of the Debtors' Joint Plan of Reorganization, As Amended and as modified, which this Court confirmed on June 3, 1997 (the "CONFIRMED PLAN").

     At the time that this Court considered and ruled upon confirmation of the Confirmed Plan, the Debtors in the above captioned bankruptcy cases were plaintiffs in certain lawsuits, including specifically (a) 50-OFF STORES, INC. V. BANQUE PARIBAS (SUISSE), S.A., ET AL., Case No. SA95-CA-0159, pending in the United States District Court, Western District of Texas, San Antonio Division, and (b) 50-OFF STORES, INC. V. JEFFERIES & COMPANY, INC. & JEFFERIES INT'L. LTD., Cause No. 96-CI-00349, pending in the Texas District
Court for Bexar County, Texas, (collectively the "LAWSUITS").   The Confirmed
Plan separately classified general unsecured creditors not otherwise classified into Class 7. The treatment for Class 7 included a mechanism for general unsecured creditors to receive certain benefits derived from the Net Lawsuits Proceeds (as such term is defined within the Confirmed Plan). Very generally described, the Confirmed Plan provided for the issuance of Series B Preferred Stock in the amount of $3,991,050 on a pro-rata basis to Allowed Class 7 Claims.(2) $3,991,050 is the amount at which the Debtors carried the Lawsuits upon their books and records. Because the Series B Preferred Stock was and is to be issued with a $5.00 face liquidation preference, 798,210 of such shares are slated to be issued, which is $3,991,050 divided by $5. Upon LOT$OFF actually receiving Net Lawsuits' Proceeds, Series A Conversion

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(2)  This Declaration is intended to provide only a general overview of the Confirmed Plan. Reference should be made to the Confirmed Plan for its specific terms


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Rights are to be issued to the holders of such Series B Preferred Stock.
Upon receipt of such Series A Conversion Rights, a holder would then be capable of converting Series B Preferred Stock to Series A Preferred Stock.

     The Confirmed Plan further generally provided that upon receipt of Net Lawsuits' Proceeds in excess of $3,991,050, the Reorganized Debtors would begin issuing Series A Preferred Stock on a pro-rata basis to holders of Allowed Class 7 Claims. Such stock would be issued in the amount of $5.00 face liquidation value for each $5 of Net Lawsuits' Proceeds together with cash (see the next sentence) up to the full face amount of the Allowed Class 7 Claim. Furthermore, the Confirmed Plan required cash sharing for at least certain portions of the Net Lawsuits' Proceeds if certain amounts were achieved.

     The Confirmed Plan further provided that Series A Preferred Stock would be redeemable. Specifically, at page P-23, the Confirmed Plan provided as follows:

     Subject to restrictions imposed by Delaware law, Reorganized 50-OFF may, at its option, redeem the shares of the Series A Preferred Stock in whole or in part, at any time, in exchange for the payment of the Series A Liquidation Preference; provided, however, at the time of providing the notice of redemption the New Common Stock must have closed at a price of at least $3.00 per share for at least five consecutive days. Redemption shall be accomplished using the procedures set forth within the Series A Preferred Stock Certificate of Designation.

     Certain aspects of the Lawsuits have now been settled. Specifically, LOT$OFF's claims against Bank Paribas (Suisse) were settled in November 1997 for $2.4 million. LOT$OFF's claims against Jefferies were settled in January 1998 for approximately $4.3 million. In addition, on November 20, 1997, a jury returned a verdict for approximately $13 million in actual damages and $138 million in punitive damages against the Chase Manhattan Bank, N.A. Judgment has been entered upon such verdict. All post-judgment motions were recently denied by the presiding Federal District Judge (the Honorable H.F. Garcia).

     Due in part to the success that LOT$OFF has had in connection with the Lawsuits, the price of LOT$OFF Common Stock has exceeded $3 per share for at least the last ninety days. At $3 per share and above, no Class 7 Creditor would be economically served from any action other than immediate conversion of their preferred shares to Common Stock and trading such Common Stock in the open market. The Common Stock is the only security of LOT$OFF that is publicly traded (OTC Bulletin Board). LOT$OFF has already redeemed all shares of previously issued Series A Preferred Stock, and such stock is no longer available to be traded on the Bulletin Board.

     I have reviewed the Motion for Leave to Consolidate Certain Steps to be Taken Pursuant to Confirmed Plan of Reorganization, including the proposed form of order granting the motion (the "MOTION FOR LEAVE"). The facts stated therein are true to the best of my knowledge. Specifically, the consolidation of such portions of the Confirmed Plan is in the best economic interests of the Class 7 Creditors. Furthermore, it will reduce steps which are cumbersome and which generate fees to transfer agents and other third parties.

     The steps which LOT$OFF seeks to consolidate in the Motion for Leave are steps which LOT$OFF will be taking in connection with the Confirmed Plan. At or above a trading price of $3 per share for the Common Stock, LOT$OFF has the right to redeem all Series A Preferred Stock at $5 per share; upon providing notice of such redemption any holder of such Preferred Stock would be ill-advised to take any action other than to exercise its right to convert a single share of Series A Preferred Stock to 2 shares of Common Stock. Certainly, converting to 2 shares of Common Stock valued at $3+ per share (for a total of $6+) would be better than


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allowing a redemption for $5.  Thus, the issuance, directly, of 2 shares of
Common Stock in lieu of 1 share of Preferred Stock makes economic and substantive sense for the creditors within Class 7 so long as the Common Stock is trading at or above the $3 per share redemption threshold. Accordingly, the consolidation of the steps as requested by the Motion for Leave is merely ministerial and administrative in nature.

     Based upon my knowledge of who would (or rather would not be) effected by reducing notice and shortening the time for consideration, and based upon my belief that the relief requested is merely ministerial in nature, I firmly believe that it is appropriate for this Court to limit notice of the Motion for Leave to the United States Trustee's Office and Jack R. Partain, Jr., counsel for the Class 7 Agent in these cases, and to shorten notice such that the Motion for Leave is considered by the Court at the Court's earliest convenience without the need of a hearing. Such shortening and limiting of notice will accelerate the time by which shares may be issued and reduce expenses to LOT$OFF.

     I declare under penalty of perjury that the foregoing is true and correct to the best of my knowledge.

     Date: March 3, 1998

                                   /s/   Charles J. Fuhrmann II
                                 ------------------------------------
                                         Charles J. Fuhrmann II